FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official Notice dated December 1, 2005, regarding Repsol YPF S.A.’s independence with respect to its individual shareholders.

Official Notice

Item 1

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821
	Spain	34 913 489 494 www.repsolypf.com

Regarding certain information that has appeared in the media, and with the aim of providing the market truthful, clear and complete information, Repsol YPF S.A.’s Board of Directors has unanimously agreed to publicly state its full independence with respect to its individual shareholders, such that its resolutions are adopted considering solely the common interest of all shareholders, and the Board of Directors’ oversight duties are exercised so that the management of the company exclusively meets such interest.

This was the aim of Repsol YPF’s Board of Directors, which at its September 6, 2005 meeting decided to ratify the resolution adopted by its Management Committee to support the public offer for the acquisition of ENDESA shares that was formulated by Gas Natural SDG and endorse the actions of those Directors of Gas Natural SDG designated by Repsol YPF. Such resolutions were adopted not only out of respect for the decisions adopted by the legitimate bodies of Gas Natural SDG, but also considering Repsol YPF’s own interest.

Madrid, December 1st 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 2, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer